SVB Leerink LLC One Federal Street, 37th Floor Boston, Massachusetts 02110	Piper Sandler & Co. 800 Nicollet Mall, Suite 1000 Minneapolis, Minnesota 55402

September 22, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Graybug Vision, Inc.

Acceleration Request for Registration Statement on Form S-1

File No. 333-248611

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 750 copies of the Preliminary Prospectus included in the Registration Statement on Form S-1 were distributed during the period September 21, 2020 through the date hereof, to prospective underwriters, institutions, dealers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

In accordance with Rule 461 of the Act, we hereby join in the request of Graybug Vision, Inc. for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on September 24, 2020, or as soon thereafter as practicable.

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Very truly yours,

By:	SVB LEERINK LLC

By:	/s/ Irena Melnikova
	Name:	Irena Melnikova, Ph.D.
	Title:	Managing Director

By:	PIPER SANDLER & CO.

By:	/s/ Neil Riley
	Name:	Neil Riley
	Title:	Managing Director

[Signature page to Acceleration Request Letter]